Rule 424(b)(3)
SEC File No. 333-127532

Prospectus Supplement No. 2 dated October 28, 2005

To Prospectus dated August 26, 2005

SYNTHETIC BLOOD INTERNATIONAL, INC.

Up to 21,909,866 Common Shares

This prospectus relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 11 of the prospectus, or their transferees. The selling security holders may sell up to 21,909,866 shares of our common stock, including up to 13,453,813 shares of common stock underlying convertible debentures in the aggregate principal amount of $1,849,998 and up to 8,456,053 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.242 per share. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.22 of principal per share. The convertible debentures will be repaid in equal monthly installments beginning November 11, 2005, and such payments may, at our election and subject to certain conditions, be made with our common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for the common stock over the five trading days prior to the payment date. September 27

The selling security holders may sell common stock from time to time at the prevailing market price or in negotiated transactions. The selling security holders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

Synthetic Blood will receive the proceeds from exercise of the common stock purchase warrants, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “SYBD.” On October 26, 2005, the closing bid price for our common stock was $0.15 per share.

Our annual report on Form 10-K for the year ended April 30, 2005 is presented as part of the prospectus dated August 26, 2005. A copy of our quarterly report on Form 10-Q for the interim period ended July 31, 2005 is presented with supplement no. 1 dated September 27, 2005. The mailing address and telephone number of our executive office are:

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C

Costa Mesa, CA 92626

(714) 427-6363

        See “Risk Factors” beginning on page 5 of the prospectus dated August 26, 2005, for information you should consider before you purchase shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

  This supplement may be used by the Selling Security Holders to offer their shares only if accompanied by the prospectus dated August 26, 2005 and supplement no. 1 to the prospectus dated September 27, 2005.
  This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.
  You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.
  We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Operating Results and Financial Condition” sections of our quarterly report on Form 10-Q, annual report on Form 10-K, and the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

As of October 26, 2005, Palisades Master Fund LP has voluntarily converted $550,000 in principal amount of its convertible debenture to 2,500,000 shares of Synthetic Blood common stock, leaving $307,142 in principal amount of the debenture remaining outstanding. Crescent International Ltd. has voluntarily converted $30,000 of its convertible debenture to 136,364 shares of common stock, leaving $369,999 in principal amount of its debenture remaining outstanding. Bristol Investment Fund, Ltd., has voluntarily converted $233,357 of its convertible debenture to 1,060,714 shares of common stock, leaving $359,500 in principal amount of its debenture remaining outstanding.

Synthetic Blood may make monthly payments on the remaining principal of the convertible debentures with stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date. We are required to give 45 days advance notice of the exercise of this election, which was given in September 2005 for the payment due November 11, 2005, and was just given for the payment due December 12, 2005. Applying a conversion rate of $0.22 per share, we have issued to the holders of the convertible debentures a total of 504,548 shares of common stock as an advance payment on the installment, which is required by the terms of the convertible debentures. If 80 percent of the volume weighted average price for our common stock over the five trading days prior to November 11 or December 12, 2005 is less than $0.22 per share, we will be obligated to issue additional shares of common stock to the holders of the convertible debentures equal to the difference between the number issued as the advance payment and the number required to be issued based on that lower price. Assuming we continue to satisfy the conditions under the convertible debentures for using our common stock to pay the monthly installments, we expect we will continue to exercise our option each month to do so and apply our available cash to operations.